Jin Mao Tower 38F, Unit 01-04, 88 Century Boulevard Pudong, Shanghai 200121 People’s Republic of China	PHONE 86-21-6165-1700 FAX 86-21-6165-1799 www.wsgr.com
中国上海浦东新区世纪大道88号 金茂大厦38楼01-04室 邮政编码：200121	电话：(86) 21-6165-1700 传真：(86) 21-6165-1799 网站： www.wsgr.com

November 17, 2009

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	OmniaLuo Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 File No. 000-52040

Dear Mr. Lo:

On behalf of our client OmniaLuo Inc., we acknowledge our receipt of a comment letter from the Securities and Exchange Commission (the “Commission”) dated October 28, 2009 (the “Letter”), on November 12, 2009, in which the Commission requested that we respond to the Letter within 10 business days or tell the Commission when we will provide a response.

Following our telephone request, we would like to request in writing that the Commission kindly grant us an extension to respond to the Letter by November 30, 2009. Should unforeseen circumstances occur that prevent us from providing a response to the Commission by the afore-mentioned date, we will promptly inform the Commission of such circumstances.

We appreciate your attention to this matter. Please direct your questions or comments regarding this letter or the Form 10-K to the undersigned by telephone to (86-21) 61651706 or (86) 13621621572 or by facsimile to (86-21) 61651799.

Very truly yours, WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ Laura Luo
Laura Luo

cc:	Ms. Zheng Luo, OmniaLuo Inc.
Mr. Don Williams, Wilson Sonsini Goodrich & Rosati